EXHIBIT 21
SUBSIDIARIES OF GLEN ROSE PETROLEUM CORPORATION

JURISDICTION
SUBSIDIARY	OF ORGANIZATION
National Heritage Sales Corporation	Texas

UHC Petroleum Corporation	Texas

UHC Petroleum Services Corporation	Texas

UHC New Mexico Corporation	New Mexico